                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 Amendment No. 2

                             Turnstone Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   900423 10 4
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900423 10 4

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Matrix Partners V, L.P.


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................

3.    SEC Use Only..............................................................

4.    Citizenship or Place of Organization..............................Delaware

Number of Shares        5.   Sole Voting Power.........................5,888,499
Beneficially
Owned by Each           6.   Shared Voting Power.............................-0-
Reporting Person
With:                   7.   Sole Dispositive Power....................5,888,499

                        8.   Shared Dispositive Power........................-0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person.....5,888,499

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).............................................................

11.   Percent of Class Represented by Amount in Row (9)....................8.95%

12.   Type of Reporting Person (See Instructions).............................PN

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                                Page 2 of 9 pages

CUSIP No. 900423 10 4

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Matrix V Entrepreneurs Fund, L.P.


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................

3.    SEC Use Only..............................................................

4.    Citizenship or Place of Organization..............................Delaware

Number of Shares        5.   Sole Voting Power...........................752,778
Beneficially
Owned by Each           6.   Shared Voting Power...............................0
Reporting Person
With:                   7.   Sole Dispositive Power......................752,778

                        8.   Shared Dispositive Power........................-0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person.......752,778

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).............................................................

11.   Percent of Class Represented by Amount in Row (9)....................1.14%

12.   Type of Reporting Person (See Instructions).............................PN

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                                Page 3 of 9 pages

CUSIP No. 900423 10 4

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Matrix V Management Co., L.L.C.


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................

3.    SEC Use Only..............................................................

4.    Citizenship or Place of Organization..............................Delaware

Number of Shares        5.   Sole Voting Power.........................6,641,277
Beneficially
Owned by Each           6.   Shared Voting Power.............................-0-
Reporting Person
With:                   7.   Sole Dispositive Power....................6,641,277

                        8.   Shared Dispositive Power........................-0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person.....6,641,277

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).............................................................

11.   Percent of Class Represented by Amount in Row (9)...................10.09%

12.   Type of Reporting Person (See Instructions).............................PN

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                                Page 4 of 9 pages

CUSIP No. 900423 10 4

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Andrew W. Verhalen

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................

3.    SEC Use Only..............................................................

4.    Citizenship or Place of Organization.........................United States

Number of Shares        5.   Sole Voting Power.........................6,858,241
Beneficially
Owned by Each           6.   Shared Voting Power.............................-0-
Reporting Person
With:                   7.   Sole Dispositive Power....................6,858,241

                        8.   Shared Dispositive Power........................-0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person.....6,858,241

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).............................................................

11.   Percent of Class Represented by Amount in Row (9)...................10.42%

12.   Type of Reporting Person (See Instructions).............................IN

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                                Page 5 of 9 pages

CUSIP No. 900423 10 4

Item 1(a)   Name of Issuer:

            Turnstone Systems, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2220 Central Expressway
            Santa Clara, CA 95050

Item 2(a)   Name of Persons Filing:

            Matrix Partners V, L.P. ("Matrix V"); Matrix V Entrepreneurs Fund, L.P. ("Entrepreneurs", and together with Matrix V, the "Partnerships"); Matrix V Management Co., L.L.C. ("Management"), the general partner of each of the Partnerships; and Andrew W. Verhalen ("Verhalen"), the managing member of Management who has sole voting and dispositive authority with respect to shares of Turnstone Systems, Inc. held of record by the Partnerships.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The address of the reporting persons is:

            1000 Winter Street Suite 4500
            Waltham, MA 02451


Item 2(c)   Citizenship:a

            Matrix V is a limited partnership organized under the laws of the State of Delaware. Entrepreneurs is a limited partnership organized under the laws of the State of Delaware. Management is a limited liability company organized under the laws of the State of Delaware. Mr. Verhalen is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.001 per share (the "Common Stock").

Item 2(e)   CUSIP Number:

            900423 10 4

Item 3      Description of Person Filing:

            Not applicable.

Item 4      Ownership:

            (a)   Amount Beneficially Owned:

                  Matrix V is the record holder of 5,888,499 shares of Common Stock and may be deemed to beneficially own the 5,888,499 shares of Common Stock held of record by it. Entrepreneurs is the record holder of 752,778 shares of Common Stock and may be deemed to beneficially own the 752,778 shares of Common Stock held of record by it. Management, as general partner of the Partnerships, may be deemed to beneficially own the 6,641,277 shares of Common Stock held of record by the Partnerships. Mr. Verhalen, as the managing member of


                                Page 6 of 9 pages

CUSIP No. 900423 10 4

                  Management who has sole voting and dispositive authority with respect to shares of Turnstone Systems, Inc. held of record by the Partnerships, may be deemed to beneficially own the 6,858,241 shares of Common Stock (which includes the 6,641,277 shares of Common Stock held of record by the Partnerships). The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this statement.

            (b)   Percent of Class:

                  Matrix V:                         8.95%
                  Entrepreneurs:                    1.14%
                  Management:                      10.09%
                  Mr. Verhalen:                    10.42%

            (c)   Number of Shares as to which the person has:

                  (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                  Matrix V may be deemed to have sole power to vote and dispose of 5,888,499 shares of Common Stock held of record by it. Entrepreneurs may be deemed to have sole power to vote and dispose of 752,778 shares of Common Stock held of record by it. Management, as general partner of the Partnerships, may be deemed to have sole power to vote and dispose of the 6,641,277 shares of Common Stock held of record by the Partnerships. Mr. Verhalen, as the managing member of Management who has sole voting and dispositive authority with respect to shares of Turnstone Systems, Inc. held of record by the Partnerships, may be deemed to have sole power to vote and dispose of an aggregate of 6,858,241 shares of Common Stock (which includes the 6,641,277 shares of Common Stock held of record by the Partnerships).

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.


Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            Not applicable.


                                Page 7 of 9 pages

CUSIP No. 900423 10 4

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 6, 2003


                                  MATRIX PARTNERS V, L.P.



                                  By:  Matrix V Management Co., L.L.C.
                                       General Partner

                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member


                                  MATRIX V ENTREPRENEURS FUND, L.P.


                                  By:  Matrix V Management Co., L.L.C.
                                       General Partner


                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member


                                  MATRIX V MANAGEMENT CO., L.L.C.


                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member


                                        /s/ Andrew W. Verhalen
                                  -------------------------------------
                                           Andrew W. Verhalen


                                Page 8 of 9 pages

CUSIP No. 900423 10 4

                                                                       Exhibit I

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Turnstone Systems, Inc.

         EXECUTED as a sealed instrument this 6th day of February, 2003.

                                  MATRIX PARTNERS V, L.P.

                                  By:  Matrix V Management Co., L.L.C.
                                       General Partner

                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member



                                  MATRIX V ENTREPRENEURS FUND, L.P.

                                  By:  Matrix V Management Co., L.L.C.
                                          General Partner



                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member



                                  MATRIX V MANAGEMENT CO., L.L.C.



                                       By: /s/ Andrew W. Verhalen
                                          -----------------------------
                                           Andrew W. Verhalen
                                           Managing Member



                                        /s/ Andrew W. Verhalen
                                  -------------------------------------
                                           Andrew W. Verhalen


                                Page 9 of 9 pages